DocuSign Envelope ID: DD07981C-E0C0-4B72-8653-5EE083EE2BBF *not be hand written.*

Date: 06/17/2022
Receipt Number: 9499683
Amount Paid: $112.00

AMENDMENT

RECEIVED
JUN 16 2022
Utah Div. of Corp. & Comm. Code

State of Utah
DEPARTMENT OF COMMERCE
Division of Corporations & Commercial Code
Articles of Amendment to Articles of Incorporation (Profit)

Entity Number: 7204185-0142

EXPEDITE

Non-Refundable Processing Fee: $37.00

SP

Pursuant to UCA §16-10a part 10, the individual named below causes this Amendment to the Articles of Incorporation to be delivered to the Utah Division of Corporations for filing, and states as follows:

1. The name of the corporation is: Marijuana Company of America, Inc.

2. The date the following amendment(s) was adopted: June 10, 2022

3. If changing the corporation name, the new name of the corporation is:

4. The text of each amendment adopted (include attachment if additional space needed):

See Attachment for text of amendment.

5. If providing for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:

6. Indicate the manner in which the amendment(s) was adopted (mark only one):

[ ] Adopted by Incorporators or Board of Directors – Shareholder action not required.

[✔] Adopted by Shareholders – Number of votes cast for amendment was sufficient for approval.

7. Delayed effective date (if not to be effective upon filing) 07-01-2022 (MM-DD-YYYY *not to exceed 90 days*)

Under penalties of perjury, I declare that this Amendment of Articles of Incorporation has been examined by me and is, to the best of my knowledge and belief, true, correct and complete.

By: *Jesus Quintero*

DELAYED EFFECTIVE DATE

Title: Chief Executive Officer

Date: June 15, 2022

Under GRAMA {63G-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, you may use the business entity physical address rather than the residential or private address of any individual affiliated with the entity.

Mailing/Faxing Information: www.corporations.utah.gov/contactus.html Division's Website: www.corporations.utah.gov

State of Utah
Department of Commerce
Division of Corporations and Commercial Code
I hereby certified that the foregoing has been filed and approved as of this delayed effective date:
1st day of July 20 22
In this office of this Division and hereby issued
This Certificate thereof.

Examiner RDL Date 6/21/22

L Veillette
Leigh Veillete
Division Director

04/19

JUN 16 '22 AM11:50

ATTACHMENT

On June 10, 2022, stockholders of the Company holding a majority of the shares eligible to vote, met in a special meeting called by the board of directors and approved an amendment to the company's articles of incorporation to affect a sixty-five to one reverse stock split of its issued and outstanding common stock. Pursuant to the amendment, the reverse stock split will be effective July 1, 2022, subject to the company filing Form 14c with the Securities and Exchange Commission, and approval of the reverse stock split by the Financial Industry Regulatory Authority (FINRA).

After the approval of the SEC and FINRA, the company expects that upon the opening of trading on July 1, 2022, its common stock will trade on a split-adjusted basis under its current trading symbol: MCOA and with a new CUSIP number. The reverse stock split affects all issued and outstanding common shares of the company's common stock. The par value will remain unchanged at $0.00 per share after the reverse stock split. The reverse stock split affected all common stockholders uniformly and will not alter any common stockholders percentage interest in the company's equity. No fractional shares will be issued in connection with the reverse split. Stockholders who would otherwise be entitled to receive a fractional share will instead receive on additional share, as determined in good faith by the company's board of directors.